U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

March 11, 2025

Re:	Energous Corp. (the “Company”)
Withdrawal of Offering Statement on Form 1-A File No. 024-12518

Ladies and Gentlemen:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12518), together with all amendments and exhibits thereto (collectively, the “Offering Statement”) initially filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2024 and qualified by the Commission on November 22, 2024, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that it is not in the best interest of the Company to perform an offering under Regulation A at this time. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement. In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold.

Should you have any questions regarding these matters, please contact our counsel Jeanne Campanelli of CrowdCheck Law LLP at (646) 703-3723.

Yours truly

/s/ Mallorie Burak
Mallorie Burak
Chief Executive Officer and Chief Financial Officer